Filed by California Amplifier, Inc.
           Pursuant to Rule 425 under the Securities Act of 1933
                    Subject Company: Vytek Corporation


                  Registrant Commission File No. 0-12182


Following is a press release dated February 24, 2004 concerning the appointment of a new director to the Board of Directors of California Amplifier, Inc., as disclosed on the Registrant's Current Report on Form 8-K filed on February 25, 2004.


FOR IMMEDIATE RELEASE:

         California Amplifier, Inc. Appoints New Board Member

OXNARD, CA, February 24, 2004 - California Amplifier, Inc. (Nasdaq: CAMP), a designer, manufacturer and marketer of integrated RF solutions used primarily in satellite television and wireless applications, today announced that A.J. "Bert" Moyer has joined its board of directors. The appointment increases the size of California Amplifier's board to seven directors.

Mr. Moyer has 35 years of experience in executive positions overseeing the financial operations of several companies, many of which rank in the Fortune 1000 and have substantial overseas operations. Mr. Moyer has served as Chief Financial Officer for leading high-technology companies, including QAD, Inc., Western Digital Corporation, National Semiconductor Corporation, and as Chief Executive Officer for Enhansys, Inc., a software developer and marketer. He currently serves as a director on the boards of QAD, Inc. and Collectors' Universe, Inc.

"I'm very pleased to have Bert Moyer join our board of directors," said Fred Sturm, Chief Executive Officer of California Amplifier. "He brings a wealth of experience at multinational manufacturers and marketers of high-technology products and services to California Amplifier. We expect that his strong financial acumen and independent counsel will be a tremendous asset as we chart our course for the future."

About California Amplifier, Inc.

California Amplifier designs, manufactures and markets a broad line of integrated microwave equipment used primarily in conjunction with satellite television and terrestrial broadband wireless and video applications. The Company's Satellite business unit designs and markets outdoor reception equipment for the U.S. Direct Broadcast Satellite (DBS) television market as well as a full line of consumer and commercial products for video and data reception. The Wireless Access business unit designs and markets integrated reception and two-way transmission fixed wireless equipment for broadband data and video applications. California Amplifier is an ISO 9001 certified company. For additional information, visit California Amplifier's web site at www.calamp.com.


For more information, contact:
       Crocker Coulson                   Rick Vitelle
       Partner                           Chief Financial Officer
       CCG Investor Relations            California Amplifier, Inc.
       (818) 789-0100                    (805) 987-9000, extension 8344
       crocker.coulson@ccgir.com

                                    ####




Additional Information About the Proposed Acquisition of
 Vytek Corporation and Where to Find It:

On February 13, 2004, California Amplifier filed with the Securities and Exchange Commission a preliminary registration statement on Form S-4 to register the offer and sale of shares of its common stock in connection with the proposed merger under the Securities Act of 1933, as amended. The preliminary registration statement contains a preliminary proxy statement and other important information and stockholders of Vytek Corporation should carefully read the registration statement and any amendments or supplements thereto before making a decision with respect to the proposed merger. A definitive proxy statement will be sent to stockholders of California Amplifier seeking their approval of the issuance of shares of its common stock in connection with the proposed merger. The proxy statement will contain important information and stockholders of California Amplifier should carefully read the proxy statement before making a decision with respect to the issuance of shares in the proposed merger. The officers and directors of California Amplifier may be deemed to be participants in connection with this solicitation of proxies. Copies of the registration statement and the proxy statement when filed may be obtained without charge at the SEC's website at www.sec.gov.